BAKER & MCKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, *Japan*

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 SEP 12 A 10:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05011121

September 8, 2005

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of the issuance of the 2nd unsecured straight bonds (with inter-bond pari passu clause)

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

9/12

September 7, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of the issuance of the 2nd unsecured straight bonds (with inter-bond pari passu clause)

The Company resolved to issue the 2nd unsecured straight bonds (with inter-bond pari passu clause) as described below.

Description

1.	Issue amount	10 billion yen
2.	Face value of each Bond:	100 million yen
3.	Coupon rate:	0.96 %
4.	Issue price:	100% of the principal amount
5.	Redemption price:	100% of the principal amount
6.	Maturity date and redemption:	September 21, 2010 (5years), Bullet
7.	Interest payment date:	March 21 and September 21 of each year
8.	Offering date:	September 7, 2005
9.	Payment date:	September 21, 2005
10.	Security:	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Corporation or of others nor guaranteed. There are no assets reserved as security for the Bonds.
11.	Fiscal covenants:	The Bonds are subject to certain covenants relating to the negative pledge.
12.	Underwriters:	Underwriting Syndicate (Goldman Sachs (Japan) Ltd. as underwriting manager)
13.	Offering places:	Head office and branches in Japan of underwriters
14.	Fiscal agent and registration:	Sumitomo Mitsui Banking Corporation
15.	Acquired rating:	BBB+ (from Japan Credit Rating Agency, Ltd.)
16.	Planned use of proceed:	For capital expenditure, redemption, investment, loan and working capital etc.

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